UNITED STATES
 	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 1)*

	Vaalco Energy, Inc.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	91851C201
	_________________________
	(CUSIP Number)

	December 31, 1998
        ________________________________________
  (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	Check the Appropriate Box if a Member of a Group
(a)  [   ]  Not applicable
(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation

				5.	SOLE VOTING POWER
						1,500,000
	NUMBER OF
	SHARES		6.	SHARED VOTING POWER
	BENEFICIALLY			- 0 -
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			1,500,000

				8.	SHARED DISPOSITIVE POWER
						- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				1,500,000
(All shares were acquired for the benefit of separate account customers of the Reporting Person by its affiliate, State Street Research & Management Company, Inc., an Investment Adviser registered under Section 203 of the Investment Advisers Act.
This affiliate follows an independent investment decision-making process and has sole voting and/or dispositive power over such securities. The Reporting Person disclaims beneficial ownership in these shares.)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		7.2%

12.	TYPE OF REPORTING PERSON
	IC


Item 1
(a).  Name of Issuer
	Vaalco Energy, Inc.

(b).  Address of Issuer's Principal Executive Offices:
	4600 Post Oak Place, Suite 309
	Houston, TX   77027

Item 2
(a).  Name of Person Filing
	Metropolitan Life Insurance Company
	By Joseph P. Cresta, Vice-President

(b).  Address of Principal Business Office
	One Madison Avenue
	New York, New York 10010

(c).  Citizenship
	A New York corporation

(d).  Title of Class of Securities
	Common Stock

(e).  CUSIP Number
	91851C201

Item 3. If this statement is filed pursuant to sections 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is
a:
	(a) [ ]	Broker or dealer registered under section 15 of the
Act (15 U.S.C.78o);
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c);
	(c) [X]	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) [ ]	An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);
	(h) [ ] A savings association as defined in section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(I) [ ] A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3); or
	 (j) [ ]	Group, in accordance with section 240.13d-1(b)(1)
(ii)(J).


Item	 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:  1,500,000

	(b)	Percent of Class:  7.2%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:  1,500,000

		(ii)	shared power to vote or to direct the
			vote:  -0-

		(iii)	sole power to dispose or to direct the
			disposition of:  1,500,000

		(iv)	shared power to dispose or to direct
			the disposition of:  -0-

Item	5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   	Ownership of More than Five Percent on Behalf of
Another Person:  See item 9 of the Cover Sheet.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the
Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable



Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         February 5, 1999
Signature:    /s/ Joseph P. Cresta
Title:        Vice-President


The certificate of incumbency evidencing the authority of the representative to sign on behalf of Metropolitan Life Insurance Company was attached to that certain Schedule D covering certain interests held in Nvest, L.P. and filed with the SEC on December 22, 1998, and is incorporated herein by reference.
SCHEDULE 13G		CUSIP No.  91851C201